March 6, 2008

Mr. Ken Schuler
Mining Engineer
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Via Fax: 202-772-9368

Re: HuntMountain Resources 10-KSB for Fiscal Year Ended December 31, 2006

Dear Mr. Schuler,

Further to our telephone conversation of March 5, 2008, we hereby request your permission to include all disclosure changes discussed in our letter to Brad Skinner dated January 31st in our 10-K for 2007 rather than file an amendment to our 10-KSB for 2006.

Please do not hesitate to contact me if you require more information.

Sincerely,

Bryn Harman, CFA
Chief Financial Officer